United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of July, 2005

GRUPO INDUSTRIAL MASECA, S.A. de C.V.

(MASECA INDUSTRIAL GROUP, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___    No  X

CONTENTS
* Press Release dated July 27, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO INDUSTRIAL MASECA, S.A. de C.V.

By     /s/ Raul Alonso Pelaez Cano
       ___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: July 27, 2005

Contacts: Rogelio Sanchez (52 81) 8399-3312 rogelio_sanchez@gruma.com Lilia Gomez (52 81) 8399-3324 lilia_gomez@gruma.com Fax: (52 81) 8399-3359 Web site: http://www.gruma.com
Monterrey, N.L., Mexico, July 27, 2005	New York Stock Exchange: MSK Bolsa Mexicana deValores: MASECAB

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION FOR SECOND QUARTER 2005
(Peso amounts are stated in millions in constant terms as of June 30, 2005)
RESULTS OF OPERATIONS

2Q05 vs. 2Q04

Sales volume increased 4% to 373,296 metric tons during 2Q05 mainly as a result of the following:

(1) Increased sales to corporate customers;
(2) Increased sales to tortilla manufacturers; and
(3) Higher export sales to Gruma Corporation.

Net sales increased 5% to Ps 1,507 million, reflecting higher sales volume and, to a lesser extent, higher corn flour prices, which the company implemented selectively and gradually throughout 2004 and especially during 4Q04.

Cost of sales as a percentage of net sales improved to 71.8% compared to 74.3% as a result of (1) the aforementioned price increases, (2) better cost absorption (3) lower corn costs, and (4) lower depreciation as capital expenditures has been low. In absolute terms, cost of sales increased 1% in connection with sales volume growth.

Selling, general, and administrative expenses SG&A as a percentage of net sales, increased to 19.2% from 18.8% compared with second quarter 2004, and in absolute terms increased 6%. Both increases were due mainly to (1) higher freight expenses due to higher rates and increased sales to corporate customers, for whom the company usually pays freight expenses; and (2) higher advertising expenses stemming from the company's national marketing campaign.

Operating income as a percentage of net sales improved to 9.1% from 6.9% and, in absolute terms, increased 37% to Ps 137 million.

Comprehensive Financing Cost, Net, resulted in income of Ps 37 million, which represented an increase of Ps 14 million over that of second quarter 2004. This increase resulted from higher interest income in connection with higher cash balances and higher interest rates.

Provisions for income taxes and employees' profit sharing totaled Ps 50 million, compared to Ps 41 million in 2Q04. The Ps 9 million increase resulted from higher pretax income.

Majority net income increased 40% to Ps 114 million due mainly to higher operating income and higher interest income. Majority net income as a percentage of net sales increased to 7.6% from 5.6%.

FINANCIAL POSITION

June 2005 vs. June 2004

On June 30, 2005, total assets were Ps 7,414 million, 3% lower, due to (1) lower corn inventories resulting from a delay in the summer crop during 2005 and lower prices, and (2) reduced property, plant, and equipment in connection with the aforementioned write-down of the Chalco plant and depreciation exceeding capital expenditures.

Total liabilities on June 30, 2005, were Ps 1,390 million, representing an increase of 5%, due mostly to mainly to higher trade accounts payable.

Stockholders' equity on June 30, 2005, was Ps 6,023 million, representing a decrease of 5%

FINANCIAL RATIOS

Operational Ratios

	2Q05	1Q05	2Q04
Accounts receivable outstanding (days to sales)	51	53	47
Inventory turnover (days to cost of sales)	71	68	125
Net working capital turnover (days to sales)	92	100	140
Asset turnover (total assets to sales)	1.2	1.3	1.3

Profitability Ratios

	2Q05%	1Q05%	2Q04%
ROA	6.4	5.9	5.1
ROE	7.8	7.1	6.2
ROIC	4.3	4.0	4.3

CONFERENCE CALL
The company will hold a conference call to discuss its second quarter 2005 results on July 28, 2005, at 11:30 a.m. ET (10:30 a.m. Mexico and CT, 9:30 a.m. MT, 8:30 a.m. PT). From the United States or Canada please call (800) 946-0705; international or local callers dial (719) 457-2637; the passcode for all callers is 6893234. The conference call will also be webcast live via the GRUMA corporate website, www.gruma.com. For the conference replay, please call (888) 203-1112 from the United States or Canada, or (719) 457-0820 for international or local callers; passcode 6893234. For more details, please go to the Investor Relations page of the website. The audio webcast will be archived on the site

ACCOUNTING PROCEDURES
All figures have been restated in Mexican pesos of constant purchasing power as of June 30, 2005, and were prepared in accordance with Mexican generally accepted accounting principles, commonly referred to as ''Mexican GAAP''. The restatement was prepared using factors derived from the Mexican National Consumer Price Index.

ABOUT GIMSA

Founded in 1949, GIMSA, S.A. de C.V., is the world's largest producer of corn flour. GIMSA is engaged principally in the production, distribution, and sale of corn flour in Mexico under the  MASECA® brand name. GIMSA owns 17 production facilities located throughout the country and has an estimated annual corn flour capacity of 2.4 million metric tons. GIMSA's corn flour is used mainly in the preparation of tortillas and other related products.

This report may contain certain forward-looking statements and information relating to GIMSA, S.A. de C.V., that are based on the beliefs of its management as well as assumptions made by and information then available to GIMSA. Such statements reflect the views of GIMSA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GIMSA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, as well as world and domestic corn prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GIMSA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

GRUPO INDUSTRIAL MASECA, S.A. DE C.V., AND SUBSIDIARIES

(MILLIONS OF CONSTANT PESOS AS OF JUNE 30, 2005)

FINANCIAL HIGHLIGHTS

	QUARTERS					YTD JUNE		
INCOME STATEMENT SUMMARY	**2Q05**	2Q04	VAR (%)	1Q05	VAR (%)	**2005**	2004	VAR (%)
SALES VOLUME (METRIC TONS IN THOUSANDS)	**373**	360	4	354	5	**727**	701	4
RETAIL	**54**	52	3	53	1	**108**	99	9
BULK	**315**	303	4	297	6	**613**	593	3
TORTILLA	**4**	4	(16)	3	12	**7**	9	(22)
NET SALES	**1,507**	1,442	5	1,440	5	**2,948**	2,815	5
GROSS PROFIT	**426**	371	15	398	7	**823**	734	12
GROSS MARGIN (%)	**28.2%**	25.7%		27.6%		**27.9%**	26.1%	
OPERATING INCOME	**137**	99	37	135	1	**272**	199	36
OPERATING MARGIN (%)	**9.1%**	6.9%		9.4%		**9.2%**	7.1%	
COMPREHENSIVE FINANCING COST (INCOME)	**(37)**	(23)		(14)		**(51)**	(15)	
INTEREST EXPENSE	**4**	2		3		**7**	4	
INTEREST INCOME	**(46)**	(25)		(34)		**(79)**	(44)	
FOREIGN EXCHANGE LOSS (GAIN)	**(0)**	(1)		1		**1**	(3)	
MONETARY POSITION LOSS (GAIN)	**5**	1		15		**21**	28	
OTHER (INCOME) EXPENSE	**6**	(3)		6		**12**	(7)	
TAXES AND EMPLOYEES' PROFIT SHARING	**50**	41	22	43	17	**93**	73	28
EXTRAORDINARY ITEMS	**(0)**	0		21		**21**	0	
NET INCOME	**117**	84	40	79	48	**197**	148	33
MAJORITY NET INCOME	**114**	81	40	77	48	**191**	144	33
EARNINGS PER SHARE[1]	**0.12**	0.09	40	0.08	48	**0.21**	0.16	33
EARNINGS PER ADR (US$)[2]	**0.17**	0.12	40	0.12	48	**0.29**	0.22	33
DEPRECIATION AND AMORTIZATION	**66**	71		66		**132**	141	
EBITDA[3]	**202**	170	19	201	1	**403**	340	19
CAPITAL EXPENDITURES	**30**	23		19		**48**	30	

BALANCE SHEET SUMMARY	**Jun-05**	Jun-04	VAR (%)	Mar-05	VAR (%)
CASH AND CASH EQUIVALENTS	**90**	114	(21)	264	(66)
TRADE ACCOUNTS RECEIVABLE	**848**	745	14	851	(0)
OTHER ACCOUNTS RECEIVABLE	**1,672**	1,055	58	1,582	6
INVENTORIES	**855**	1,488	(43)	790	8
CURRENT ASSETS	**3,533**	3,471	2	3,561	(1)
PROPERTY, PLANT, AND EQUIPMENT, NET	**3,752**	4,031	(7)	3,783	(1)
TOTAL ASSETS	**7,414**	7,642	(3)	7,473	(1)
SHORT-TERM DEBT	**0**	0	0	0	0
CURRENT LIABILITIES	**462**	303	53	360	29
LONG-TERM DEBT	**0**	0	0	0	0
TOTAL LIABILITIES	**1,390**	1,327	5	1,263	10
STOCKHOLDERS' EQUITY	**6,023**	6,315	(5)	6,211	(3)
MAJORITY STOCKHOLDERS' EQUITY	**5,664**	5,950	(5)	5,848	(3)
CURRENT ASSETS/CURRENT LIABILITIES	**7.64**	11.46		9.90	
TOTAL LIABILITIES/STOCKHOLDERS' EQUITY	**0.23**	0.21		0.20	
BOOK VALUE PER SHARE[1]	**6.17**	6.48		6.37	

[1] Based on 918,405,000 shares outstanding as of June 2005, June 2004, and March 2005.

[2] Each ADR represents fifteen ordinary shares; exchange rate used was Ps 10.78 per dollar as of June 30, 2005.

[3] EBITDA = operating income + depreciation and amortization affecting operating income.

CREDITS BREAKDOWN

(Thousands of Pesos)

CREDIT / TYPE / INSTITUTION	AMORT. DATE	RATE OF INT.	DENOMINATED IN PESOS UNTIL 1 YEAR	DENOMINATED IN PESOS MORE THAN 1 YEAR	AMORTIZATION OF CREDITS IN NATIONAL ENTITIES CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEARS	UNTIL 3 YEARS	UNTIL 4 YEARS	UNTIL 5 YEARS	AMORTIZATION OF CREDITS IN FOREIGN ENTITIES CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEARS	UNTIL 3 YEARS	UNTIL 4 YEARS	UNTIL 5 YEARS
SUPPLIERS																
OTHERS	31/07/2005		101,794	-	-	3,694	-	-	-	-	-	-	-	-	-	-
TOTAL SUPPLIERS			**101,794**	**0**	**0**	**3,694**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
OTHER LIABILITIES	31/07/2005		353,522	-	-	-	-	-	-	-	-	-	-	-	-	-
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**353,522**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
TOTAL			**455,316**	**0**	**0**	**3,694**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

SELLS DISTRIBUTION BY PRODUCT

DOMESTIC SELL

MAIN PRODUCT	TOTAL PRODUCTION VOLUME	TOTAL PRODUCTION AMOUNT	NET SALES VOLUME	NET SALES AMOUNT	MARKET SHARE (%)	MAIN TRADEMARKS	MAIN COSTUMERS
	-	-	-	-	-		TORTILLA SHOP
CORN FLOUR &	724,058	2,124,053	710,311	2,885,090	76	MASECA	SUPER MARKET
TORTILLA	-	-	-	-	-		
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
TOTAL		2,124,053		2,885,090			

FOREIGN SELL

MAIN PRODUCT	NET SALES VOLUME	NET SALES AMOUNT	DESTINATION	MAIN TRADEMARKS	MAIN COSTUMERS
-	-	-	-	-	-
CORN FLOUR	16,840	62,450	EEUU	MASECA	AZTECA MILLING, CO
-	-	-	-	-	-
-	-	-	-	-	-
-	-	-	-	-	-
-	-	-	-	-	-
TOTAL		62,450			

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES PORTION	PORTION	MEXICAN	SUBSCRIPTION	CAPITAL STOCK (Thousands of Pesos) FIXED	VARIABLE
A			504,150,300		504,150,300		100,830	
B			414,254,700			414,254,700	82,851	
TOTAL			**918,405,000**	**0**	**504,150,300**	**414,254,700**	**183,681**	**0**

ADR'S: 15 ORDINARY SHARES TO 1 ADR'S

July 27, 2005

Comision Nacional Bancaria y de Valores
Avenida Insurgentes Sur # 1971
Colonia Guadalupe Inn
Delegacion Alvaro Obregon
Mexico, D.F. C.P. 01020

At'n: Karla Siller Ojeda
Chief Supervisor for Issuers

We, ROBERTO GONZALEZ BARRERA and JUAN ANTONIO QUIROGA GARCIA, Chief Executive Officer and Senior Corporate Controller, respectively, of GRUPO INDUSTRIAL MASECA, S.A. DE C.V. (the ''Issuer''), in accordance with article 33, section II of the Disposiciones de Caracter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores (''Mexican General Applicable Rules for Securities Issuers and Other Participants in the Securities Market''), hereby state under oath that, within the scope of our duties, we prepared the information contained in this quarterly report which, to the best of our knowledge, fairly presents the Issuer's condition. Furthermore, we state that we do not have knowledge of omitted or untrue material information in this quarterly report or that it contains information that might mislead investors.

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

/s/
____________________________
Name: Roberto Gonzalez Barrera
Title: Chief Executive Officer

/s/
_______________________________
Name: Juan Antonio Quiroga Garcia
Title: Senior Corporate Controller